October 16, 2008

VIA EDGAR
Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 04-09
Washington, D.C. 20549

RE:	Lightstone Value Plus Real Estate Investment Trust, Inc. Post-Effective Amendment to Registration Statement on Form S-11 File No. 333-117367 Filed on September 25, 2008

Dear Mr. McTiernan:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), I am writing to inform you that Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 14 to the Registration Statement on Form S-11 of the Company (the “Post-Effective Amendment”) was filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2008 (No. 333-117367).

On behalf of the Company we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 2, 2008 (the “Comment Letter”) with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 14 to the Registration Statement on Form S-11 filed with the Commission on September 25, 2008.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Post-Effective Amendment. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Post-Effective Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Post-Effective Amendment. All page number references in the Company’s responses are to page numbers in the Post-Effective Amendment.

October 16, 2008

We, as counsel to the Company, on behalf of the Company acknowledge that: (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

Please disclose a per share company performance metric, such as funds from operations, for each of the last four quarters.

We advise that Staff that the Company has disclosed funds from operations for each of the last four quarters in the table on page 12.

Please disclose the net operating income of your real estate portfolio for the last fiscal year and the most recent interim period. Please break out each property type.

We advise the Staff that the Company has disclosed the net operating income of its real estate portfolio by property type in the table on page 12 under the caption “Rental Operations.”

Recent Developments, page l

Please limit this section to recent developments. The first three paragraphs and the loan table should be moved to the following section.

We advise the Staff that the recent developments section was shortened and the paragraphs and the loan table and corresponding information was moved to the following section.

Please disclose the termination date of the offering.

We advise the Staff that as of October 10, 2008, the Company sold all of its shares offered in this offering. Accordingly, the termination date of the offering has been disclosed on page 1.

October 16, 2008

Please revise the disclosure to clarify if the loan table excludes your variable rate loans. If so, please advise us why you exclude these loans from the table.

We advise the Staff that the loan table was revised and expanded to include all of the Company’s loans (fixed and variable rate).

Summary of Current Portfolio, page 2

Please include a footnote that explains how you calculate the initial capitalization rate.

We advise the Staff that the Company has added a footnote to the table on page 2 explaining how the initial capitalization rate was calculated.

Please include disclosure regarding average rents of each property or on a portfolio basis by property type.

We advise the Staff that the Company has disclosed the average rents of each property on by property type on page 13 under the section captioned “Average Rents.”

Please include an aggregate lease expiration table for your office, industrial and retail properties.

We advise the Staff that the Company has added an aggregate lease expiration table for its office, industrial and retail properties on page 14 in the section captioned “Lease Expirations.”

Compensation Paid to the Lightstone Group . . . , page 10

Please disclose any accrued but unpaid fees.

We advise the Staff that there are no accrued by unpaid fees. Accordingly, the Company has revised the table on page 15 to indicate that there are no accrued by unpaid fees.

Incorporation by Reference, page 10

Please incorporate your first quarter Form 10-Q.

We advise the Staff that the Company incorporated by reference its quarterly report on Form 10-Q for the quarterly period ended March 31, 2008.

October 16, 2008

We respectfully request that the Post-Effective Amendment be declared effective as of October 16, 2008 or as soon as is reasonably possible thereafter. Please call me at (212) 969-3445 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Peter M. Fass

Peter M. Fass

cc:	Mr. David Lichtenstein (Lightstone) Mr. Joseph Teichman (Lightstone)